Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES
CONTRACT AWARD AND RENEWAL OF CREDIT AGREEMENT

Edmonton, Alberta, July 2, 2009 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced that it has signed a three-year earthmoving and mine support services agreement with Shell Canada Energy. In an unrelated matter, the Company also announced that it has entered into an amended and restated credit agreement with its lenders, which extends the maturity date of the prior facility by an additional year to June 8, 2011.

“These important developments reflect continued confidence in our business from both our customers and lenders,” said Rod Ruston, President and CEO of NAEP.

The new three-year contract with Shell Canada Energy covers the provision of recurring services including construction, earthmoving and mine support at its Albian Sands’ Muskeg River Mine and Jackpine Mine oil sands projects near Fort McMurray, Alberta. The new contract replaces an expiring two-year master services agreement and will cover both general master services work and three years of defined scope and volumes for pre-strip and base of feed cleanup mining at the Muskeg River Mine.

The amended and restated credit agreement is with a syndicate of four lenders, which is led by Canadian Imperial Bank of Commerce. The total amount of the credit facility remains unchanged as $125 million and includes a $75 million revolving facility and a $50 million non-revolving term facility. The term facility commitments are available until August 31, 2009.  Any undrawn amount under the term facility, up to a maximum of $15 million, may be reallocated to the revolving facility.

About the Company

North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided mining and construction services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands.  The company maintains one of the largest independently owned equipment fleets in the region.

Forward Looking Statements

The information provided in this release may contain forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, ‘project”, “intend”, “continue”, “further” or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond NAEP’s control. Important factors that could cause actual results to differ materially from those in forward-looking statements include success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of debt instruments, exchange rate fluctuations, weather conditions, performance of customers, access to equipment, changes in laws and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and NAEP undertakes no obligation, other than those required by applicable law, to update or revise those statements.

For more complete information about NAEP you should read the Company’s disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

For further information, please contact:

Kevin Rowand
Director, Strategic Planning and Investor Relations
North American Energy Partners Inc.
Phone: (780) 960-4531
Fax:      (780) 960-7103
Email: krowand@nacg.ca